767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

May 16, 2016

VIA EDGAR TRANSMISSION

Mara L. Ransom
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Cotiviti Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-1
Filed May 6, 2016
File No. 333-211022

Dear Ms. Ransom:

On behalf of our client, Cotiviti Holdings, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated May 11, 2016.  In connection with such responses, we will be filing, electronically via EDGAR, Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form S-1 of the Company (File No. 333-211022) (the “Registration Statement”).  We will send to the Staff under separate cover courtesy copies of Amendment No. 2, including copies marked to show the changes effected by Amendment No. 2.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response.  In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 2. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 2.

Capitalization, page 57

1.              Total actual debt presented in the table should be consistent with the amount of long-term, including the current portion, reported in the consolidated balance sheets. Please revise.

The Company acknowledges the Staff’s comment and has revised the disclosure on page

Ms. Ransom
Securities and Exchange Commission
May 16, 2016
Page 2

58 in response to the Staff’s comment.

Liquidity and Capital Resources, page 83

2.              We note your disclosure on page 83 that capital expenditures increased to $9.5 million for the three months ended March 31, 2016 from $3 million for the three months ended March 31, 2015. Please discuss the reasons behind the significant increase in capital expenditures and whether the amount spent on capital expenditures will continue to increase in the future. Please see Item 303(a)(2) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 85 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	J. Douglas Williams
Chief Executive Officer
Cotiviti Holdings, Inc.